UMC Changes the Depositary for American Depositary Shares

Taipei, Taiwan, R.O.C. — October 14, 2009 — United Microelectronics Corporation (TWSE: 2303, NYSE: UMC), today announced that the Company sent a notice to terminate its deposit agreement with Citibank N.A. and appointed JPMorgan Chase Bank, N.A. (“JPMorgan”) as successor depositary. The change will take effect on October 21, 2009. In conjunction with such change, an Amended and Restated Deposit Agreement (the “New Deposit Agreement”) between the Company and JPMorgan will take effect on October 21, 2009 and each existing American depositary receipt will be deemed amended and restated accordingly. The holders and beneficial owners of American depositary receipts of the Company from time to time shall become parties to, and be bound by all of the terms and conditions of, the New Deposit Agreement. The Company has filed with U.S. Securities and Exchange Commission (the “SEC”) a form of the New Deposit Agreement as an exhibit to its registration statement on Form F-6 (File No. 333-162437) which is available on the SEC’s website at www.sec.gov.

About UMC
UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that provides advanced technology and manufacturing services for applications spanning every major sector of the IC industry. UMC’s customer-driven foundry solutions allow chip designers to leverage the strength of the company’s leading-edge processes, which include production proven 65nm, 45/40nm, mixed signal/RFCMOS, and a wide range of specialty technologies. Production is supported through 10 wafer manufacturing facilities that include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab 12i are both in volume production for a variety of customer products. The company employs approximately 12,000 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

Bowen Huang / Phil Lee / Tien Yu Tseng
UMC, Investor Relations
+886-2-2700-6999 ext. 6957
bowen huang@umc.com
phil lee@umc.com
tien yu tseng@umc.com